                   SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549



                               FORM 11-K




/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 (FEE REQUIRED)


For the fiscal year ended January 31, 1994

                  OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________to________

Commission file number      0-6074



A.  Full title of the plan:



               Nordstrom Employee Deferral Retirement Plan
      (A component of the Nordstrom Profit Sharing Retirement Plan)



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                            Nordstrom, Inc.
                  1501 Fifth Ave., Seattle, WA 98101

                          Required Information

a) Financial Statements                                         Page No.

     Independent Auditors' Report                                   3

     Statement of Net Assets Available
         for Benefits                                               4

     Statement of Changes in Net Assets
         Available for Benefits                                     6

     Notes to Financial Statements                                  8

     Schedules:

     The following schedules are prepared in accordance with the financial reporting requirements of ERISA and have been filed manually under cover of Form SE.

     Reportable transactions
     Assets held for investment - Participant loans
     Assets held for investment - First Interstate Bank

b) Exhibits
     (23.1) Independent Auditors' Consent is filed herein as an exhibit.






                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                             Nordstrom Employee Deferral Retirement Plan



Date:  July 21, 1994         /s/                       Joseph V. Demarte
      ---------------        -------------------------------------------
                                                       Joseph V. Demarte
                                               Vice President, Personnel

INDEPENDENT AUDITORS' REPORT


Administrative Committee
Nordstrom Employee Deferral Retirement Plan
Seattle, Washington


We have audited, by fund and in total, the accompanying statements of net assets available for benefits of the Nordstrom Employee Deferral Retirement Plan (a component of the Nordstrom Profit Sharing Retirement
Plan) (the Plan), comprising, respectively, the Money Market, Balanced, and Nordstrom Stock Funds, as of January 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan as of January 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment at January 31, 1994 and (2) reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1994 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


Deloitte & Touche
May 26, 1994

NORDSTROM EMPLOYEE DEFERRAL RETIREMENT PLAN
- - -------------------------------------------------------------
(a component of the Nordstrom Profit Sharing Retirement Plan)

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
JANUARY 31, 1994
- - --------------------------------------------------------------------------------------------------------


                                                  Money      Balanced    Nordstrom   Participant
                                              Market Fund      Fund      Stock Fund     loans        Total
                                              -----------  -----------  -----------  -----------  -----------
ASSETS:
  Investments, at fair value:
    Nordstrom, Inc. common stock
      (824,350 shares)                        $            $            $28,852,250   $           $28,852,250
    Cash and cash equivalents consisting
      primarily of First Interstate Bank,
      Employee Benefit Cash Management
      Portfolio                                17,605,829      684,625        2,658                18,293,112
    Trust funds:
      First Interstate Bank:
        Pooled Equity Funds                                 19,193,883                             19,193,883
        Pooled Fixed Income Funds                           11,102,301                             11,102,301
        Participant loans                                                              2,553,933    2,553,933
                                              -----------  -----------  -----------  -----------  -----------
        Total investments                      17,605,829   30,980,809   28,854,908    2,553,933   79,995,479

  Receivables:
    Employer contributions                      1,013,442    1,883,568    1,413,592                 4,310,602
    Participant contributions                     196,044      373,719      270,767                   840,530
    Accrued interest and dividends                 47,640        1,394          360                    49,394
    Interfund and other                           (17,358)      47,244          (46)                   29,840
                                              -----------  -----------  -----------  -----------  -----------
        Total assets                           18,845,597   33,286,734   30,539,581    2,553,933   85,225,845

LIABILITIES:
  Trustee and administrative fees payable          15,857       25,342       24,676                    65,875
  Other                                            16,707                     6,338                    23,045
                                              -----------  -----------  -----------               -----------
        Total liabilities                          32,564       25,342       31,014                    88,920
                                              -----------  -----------  -----------  -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS             $18,813,033  $33,261,392  $30,508,567   $2,553,933  $85,136,925
                                              ===========  ===========  ===========  ===========  ===========



See notes to financial statements.

NORDSTROM EMPLOYEE DEFERRAL RETIREMENT PLAN
- - -------------------------------------------------------------
(a component of the Nordstrom Profit Sharing Retirement Plan)

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
JANUARY 31, 1993
- - --------------------------------------------------------------------------------------------------------


                                                    Money        Balanced      Nordstrom
                                                Market Fund        Fund        Stock Fund       Total
                                                -----------    -----------    -----------    -----------
ASSETS:
  Investments, at fair value:
    Nordstrom, Inc. common stock
      (660,971 shares)                          $              $              $25,943,112    $25,943,112
    Cash and cash equivalents consisting
      primarily of First Interstate Bank,
      Employee Benefit Cash Management
      Portfolio                                  14,713,811        536,704            182     15,250,697
    Trust funds:
      First Interstate Bank:
        Pooled Equity Funds                                     12,751,565                    12,751,565
        Pooled Fixed Income Funds                                7,701,397                     7,701,397
                                                -----------    -----------    -----------    -----------
        Total investments                        14,713,811     20,989,666     25,943,294     61,646,771

  Receivables:
    Employer contributions                          915,095      1,319,286      1,335,752      3,570,133
    Participant contributions                       187,346        277,675        267,828        732,849
    Accrued interest and dividends                   41,256          1,147            403         42,806
    Interfund and other                              (4,007)         3,866        233,960        233,819
                                                -----------    -----------    -----------    -----------
        Total assets                             15,853,501     22,591,640     27,781,237     66,226,378

LIABILITIES:
  Termination benefits payable                      175,118        209,765        199,771        584,654
  Trustee and administrative fees payable            13,527         18,495         23,349         55,371
                                                -----------    -----------    -----------    -----------
        Total liabilities                           188,645        228,260        223,120        640,025
                                                -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS               $15,664,856    $22,363,380    $27,558,117    $65,586,353
                                                ===========    ===========    ===========    ===========




See notes to financial statements.

NORDSTROM EMPLOYEE DEFERRAL RETIREMENT PLAN
- - -------------------------------------------------------------
(a component of the Nordstrom Profit Sharing Retirement Plan)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED JANUARY 31, 1994
- - -------------------------------------------------------------------------------------------------------

                                              Money      Balanced    Nordstrom   Participant
                                          Market Fund      Fund      Stock Fund     Loans        Total
                                          -----------  -----------  -----------  -----------  -----------
ADDITIONS:
  Participant contributions               $ 5,140,929  $ 9,011,927  $ 7,424,407   $           $21,577,263
  Employer contributions                    1,013,442    1,883,568    1,413,592                 4,310,602
  Investment income:
    Interest                                  530,670       16,265        6,015       28,391      581,341
    Net realized and unrealized
      investment gain(loss)                              1,951,467   (2,344,744)                 (393,277)
    Dividends                                                           257,646                   257,646
                                          -----------  -----------  -----------  -----------  -----------
      Investment income                       530,670    1,967,732   (2,081,083)      28,391      445,710

  Participant-directed transfers             (942,710)   1,405,355     (462,645)
  Other                                        (1,301)      30,760      (15,780)                   13,679
  Loan payments                                46,489       76,640       64,529     (187,658)
                                          -----------  -----------  -----------  -----------  -----------
      Total additions                       5,787,519   14,375,982    6,343,020     (159,267)  26,347,254

DEDUCTIONS:
  Payments to participants                  2,578,778    3,391,105    3,307,648   (2,713,200)   6,564,331
  Trustee fees, administrative expenses,
    and other                                  60,564       86,865       84,922                   232,351
                                          -----------  -----------  -----------  -----------  -----------
      Total deductions                      2,639,342    3,477,970    3,392,570   (2,713,200)   6,796,682
                                          -----------  -----------  -----------  -----------  -----------

NET ADDITIONS                               3,148,177   10,898,012    2,950,450    2,553,933   19,550,572

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                        15,664,856   22,363,380   27,558,117                65,586,353
                                          -----------  -----------  -----------  -----------  -----------
  End of year                             $18,813,033  $33,261,392  $30,508,567   $2,553,933  $85,136,925
                                          ===========  ===========  ===========  ===========  ===========



See notes to financial statements.

NORDSTROM EMPLOYEE DEFERRAL RETIREMENT PLAN
- - -------------------------------------------------------------
(a component of the Nordstrom Profit Sharing Retirement Plan)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED JANUARY 31, 1993
- - ----------------------------------------------------------------------------------------------------

                                               Money         Balanced      Nordstrom
                                            Market Fund        Fund        Stock Fund       Total
                                            -----------    -----------    -----------    -----------
ADDITIONS:
  Participant contributions                 $ 4,714,362    $ 6,267,460    $ 6,858,882    $17,840,704
  Employer contributions                        915,095      1,319,286      1,335,752      3,570,133
  Investment income:
    Interest                                    496,210         14,825          6,135        517,170
    Net realized and unrealized
      investment gain                                        1,835,034      2,626,734      4,461,768
    Dividends                                                                 183,656        183,656
                                            -----------    -----------    -----------    -----------
      Investment income                         496,210      1,849,859      2,816,525      5,162,594

  Participant-directed transfers             (1,014,904)     1,073,508        (58,604)
  Other                                         (18,871)        14,772          8,452          4,353
                                            -----------    -----------    -----------    -----------
      Total additions                         5,091,892     10,524,885     10,961,007     26,577,784

DEDUCTIONS:
  Payments to participants                    1,805,153      1,820,176      2,119,748      5,745,077
  Trustee fees, administrative expenses,
    and other                                    47,851         63,426         79,900        191,177
                                            -----------    -----------    -----------    -----------
      Total deductions                        1,853,004      1,883,602      2,199,648      5,936,254
                                            -----------    -----------    -----------    -----------

NET ADDITIONS                                 3,238,888      8,641,283      8,761,359     20,641,530

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                          12,425,968     13,722,097     18,796,758     44,944,823
                                            -----------    -----------    -----------    -----------
  End of year                               $15,664,856    $22,363,380    $27,558,117    $65,586,353
                                            ===========    ===========    ===========    ===========


See notes to financial statements.

NORDSTROM EMPLOYEE DEFERRAL RETIREMENT PLAN
- - -------------------------------------------------------------
(a component of the Nordstrom Profit Sharing Retirement Plan)


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 1994 AND 1993
- - -----------------------------------------------------------------------

NOTE 1:  THE PLAN

General: The Nordstrom Employee Deferral Retirement Plan (the Plan) is the 401(k) savings element of the Nordstrom Profit Sharing Retirement Plan (Profit Sharing Plan). The 401(k) savings element came into effect on February 1, 1988, through an amendment to the Profit Sharing Plan.
In August 1990, with an effective date of February 1, 1989, a separate plan agreement was created for the 401(k) savings plan.

All employees of Nordstrom, Inc. and subsidiaries (the Company) are eligible to participate in the Plan on the anniversary date of the Plan following the completion of one full year of continuous service. Eligible participants must work at least 1,000 hours during the payroll calendar year and be employed on January 31 to remain eligible. At January 31, 1994, there were approximately 15,100 employees covered by the Plan.

Employer contributions and allocation: The Company's contribution consists of a match of 25% of the participants' voluntary contributions up to 6% of the participants' annual compensation.

Investment programs: Participants enrolled in the Plan are able to direct their investment (including Company matching contributions) between any or all of three funds - a money market fund, a balanced fund and a Nordstrom stock fund. The money market fund consists of investments in secure, high yield, short-term money market instruments. The balanced fund consists of investments in diversified common stock, government and corporate bond funds, and cash. The Nordstrom stock fund consists primarily of shares of common stock of Nordstrom, Inc., the Plan sponsor.

Participation in investment activity: Participants' individual accounts are credited with a pro rata share of investment income experienced by the respective fund(s) into which they have directed their contributions.

Vesting in the Plan: Participants receive the Company contributions if they have worked at least 1,000 hours and are employed through January 31 of the Plan year, at which time the Company contribution is 100% vested. All participants' contributions are fully vested.

Method of payment: Distributions of Plan benefits are made to the participant or beneficiary in single lump-sum payments, subject to the withdrawal restrictions as set forth in the Plan agreement.

                                   8
Participant loans: Plan participants may obtain loans against their account balances, repayable over periods not to exceed 20 years, provided that certain conditions are met and that approval is obtained from the Plan trustee.

Benefits payable: In 1993 the Plan changed its method of accounting for benefits payable to comply with the 1993 AICPA Audit and Accounting Guide, Audit of Employee Benefit Plans. The new guidance requires that benefits payable to persons who have withdrawn from participation in a defined contribution plan be disclosed in the footnotes to the financial statements rather than be recorded as a liability of the Plan. As of January 31, 1994, net assets available for benefits included benefits of $1,238,881 due to participants who have withdrawn from participation in the Plan.

Trustee and administrator of the Plan: The trustee of the Plan is First Interstate Bank of Washington, N.A.

The Plan is administered by a five-member committee comprised of the following individuals:

Bruce A. Nordstrom - Co-Chairman of the Board of Directors of the
                     Company and Chairman of the Committee

John N. Nordstrom - Co-Chairman of the Board of Directors of the Company

Raymond A. Johnson - Co-President of the Company

D. Wayne Gittinger - Director of the Company

Joseph V. Demarte - Vice President and Director of Personnel of the
                    Company

Termination of the Plan: The Company reserves the right to suspend, discontinue, or terminate the Plan at any time. A suspension or discontinuance will not constitute termination of the Plan.

In the event the Plan is terminated, the respective accounts of the participants under the Plan shall become fully vested and nonforfeitable. After payment of expenses properly chargeable against the Plan, the trustees shall distribute all Plan assets to the participants in the proportions determined by their respective account balances.

Tax status:  The Plan obtained its latest determination letter in April
1989, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Plan administrators believe that the
Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the
Plan administrators believe that the Plan was qualified and the related trust was tax-exempt as of January 31, 1994, and no provision for income taxes is required.
                                   9
Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents: The Plan considers all short-term investments with a maturity at date of purchase of three months or less to be cash equivalents.

Investment income: Net realized and unrealized investment gain (loss) is calculated based upon the beginning of the year fair value of investments and the cost of investments purchased during the year.

NOTE 2:  INVESTMENTS

The investments of the Plan are stated at fair value.

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets at the end of the year:

                                               1994           1993
                                           -----------     -----------

Money Market Fund:
  First Interstate Bank,
    Employee Benefit Cash
    Management Portfolio                   $18,293,112     $15,250,697
Balanced Fund:
  First Interstate Bank,
    Pooled Equity Funds                     19,193,883      12,751,565
  First Interstate Bank,
    Pooled Fixed Income Funds               11,102,301       7,701,397
Nordstrom Stock Fund:
  Nordstrom, Inc. common stock              28,852,250      25,943,112

NORDSTROM EMPLOYEE DEFERRAL RETIREMENT PLAN
- - -------------------------------------------------------------
(a component of the Nordstrom Profit Sharing Retirement Plan)



Exhibit Index

Exhibit                                    Method of Filing
- - ---------------------------------------    ----------------
23.1  Independent Auditors' Consent        Filed herewith electronically


